Exhibit 99.3

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-held Company

CNPJ/MF 47.508.411/0001-56

NIRE 35.300.089.901

CALL NOTICE

EXTRAORDINARY SHAREHOLDERS’ MEETING

The shareholders of COMPANHIA BRASILEIRA EDE DISTRIBUIÇÃO (“Company”) are hereby called to the Extraordinary Shareholders’ Meeting (“Extraordinary Shareholders’ Meeting”), exclusively digital and remote, inclusive for voting purpose, in accordance with Comissão de Valores Mobiliários (“CVM”) Instruction No. 481 of December 17, 2009 (“ICVM 481”), to be held on December 31, 2020, at 10:00 a.m., to resolve on the following matters included in the Agenda:

I.	Ratify the appraisal firm’s appointment and contracting of Magalhães Andrade S/S Auditores Independentes, enrolled with CNPJ/ME under No. 62.657.242/0001-00 (“Appraisal Firm”), for the evaluation of the spun-off portion of Sendas Distribuidora S.A., enrolled with CNPJ/ME under No. 06.057.223/0001-71 (“Sendas”) to be merged into the Company (“Sendas’s Spun-off Portion”);

II.	Approve Sendas’ Spun-off Portion appraisal report prepared by Appraisal Firm;

III.	Ratify the signature of the “Partial Spin-off Protocol of Sendas with the Merger of the Spun-off Portion into the Company” (“Sendas’ Protocol”);

IV.	Approve the merger of the Sendas’ Spun-off Portion into the Company, as well as other procedures set forth in the Sendas’ Protocol, as per the terms of the Sendas’s Protocol (“Sendas’ Spin-off”).

V.	Authorize the Company’s Executive Board’s members to undertake any necessary, useful and/or convenient acts deemed necessary for the implementation of the Sendas’ Spin-off, as well as other procedures described in the Sendas’ Protocol, as per the terms of the Sendas’s Protocol;

VI.	Ratify the appointment and contracting of the Appraisal Firm for the evaluation of the spun-off portion of the Company to be merged into Sendas (“CBD’s Spun-off Portion”);

VII.	Approve the CBD’s Spun-off Portion appraisal report prepared by Appraisal Firm;

1

VIII.	Ratify the signature of the “Partial Spin-off Protocol of the Company with the Merger of the Spun-off Portion into Sendas” (“CBD’s Protocol”);

IX.	Approve the Company’s partial spin-off with the merger of the CBD’s Spun-off Portion into Sendas, as well as other procedures set forth in the CBD’s Protocol, as per the terms of the CBD’s Protocol (“CBD’s Spin-off”);

X.	Authorize the Company’s Executive Board’s members to undertake any necessary, useful and/or convenient acts deemed necessary for the implementation of the CBD’s Spin-off.

XI.	Approve the amendment to Article 4 of the Company's Bylaws as a result of the capital reduction resulting from the CBD’s Spin-off, under the terms and conditions indicated in the CBD’s Protocol, if approved, as well as to reflect the capital increase approved at the meeting of the Board of Directors of Company held on October 28, 2020; and

XII.	Approve the consolidation of the Company’s Bylaws to include the abovementioned changes.

We inform that it remains at disposal of the Shareholders, at the Company’s head office, Company’s investor relations’ website (www.gpari.com.br), Brazilian Securities and Exchange Commission’s website (www.cvm.gov.br) and B3’s website (www.b3.com.br), any and all documentation applicable to the matters subject to approval at the Extraordinary Shareholders’ Meeting.

The Extraordinary Shareholders’ Meeting will be held through electronic platform with instructions and access link to be made available by the Company to Shareholders who send the following documents to the email address societario@multivarejogpa.com.br, in up to 2 (two) days before the holding of the Extraordinary Shareholders’ Meeting, along with the documents evidencing their stockholding position issued by the Share Registry Agent or Custodian Agent:

a) For individuals: shareholder's identification document with photo;

b) For legal entities: (b.1) restated bylaws or articles of association, duly filed with the relevant board of trade; (b.2) corporate documents proving that such shareholder is duly represented pursuant to the law; and (b.3) identification document with photo of the legal representative;

c) For investment funds: (c.1) consolidated rules of the fund; (c.2) the bylaws or articles of association of its manager or administrator, as the case may be, subject to the voting policy of the fund and corporate documents proving the

2

powers/authority of representation; and (iii) identification document with photo of the fund's legal representative; and

d) in case any of the Shareholders indicated in items (a) to (c) above is be represented by an attorney-in-fact, in addition to the respective documents indicated above, they must send the power of attorney with specific powers for their representation at the Extraordinary Shareholders’ Meeting.

The Company notes that the access to the electronic system of the Extraordinary General Meeting will be restricted to shareholders who register in up to 02 (two) days before the Extraordinary General Meeting is held and, if the Company receives documentation out of this period, for operational reasons, it may not be possible to guarantee the shareholder's participation in the Extraordinary General Meeting.

In the event of conflict between the Management Proposal and item 12.2 of the Company’s Reference Form in relation to the documents and formal procedures for attendance to the Company’s Shareholders’ Meeting, the provisions set forth in the Management Proposal shall prevail.

São Paulo, December 14, 2020

Jean-Charles Henri Naouri

Board of Directors’ Chairman

3